EXHIBIT 21 -- SUBSIDIARIES OF THE REGISTRANT

Name	State or Country of Incorporation or Organization

Aquadilla Shoe Corporation	Michigan
Brooks France, S.A.	France
BSI Shoes, Inc.	Michigan
Dominican Wolverine Shoe Company Limited	Cayman Islands
Wolverine de Mexico S.A. de C.V.	Mexico
Hush Puppies Canada Footwear, Ltd.	Canada
Hush Puppies Retail, Inc.	Michigan
d/b/a Little Red Shoe House
Hush Puppies Factory Direct
UP Footgear
Hush Puppies & Family
Hush Puppies (UK) Ltd.	England
Hy-Test, Inc.	Michigan
Merrell (Europe) Limited	England
Spartan Shoe Company Limited	Cayman Islands
Wolverine CIS Ltd.	Russia
Wolverine de Costa Rica, S.A.	Costa Rica
Wolverine Design Center, Inc.	Michigan
Wolverine Outdoors, Inc.	Michigan
Wolverine Procurement, Inc.	Michigan
Wolverine Russia, Inc.	Michigan
Wolverine Slipper Group, Inc.	Michigan
Wolverine Sourcing, Inc.	Michigan

All of the subsidiaries of the Registrant are wholly owned.